Transactions sorted by : Insider
Insider family name : Chase (Starts with)
Given name : Geoff (Starts with)
Transaction date range : May 11, 2010 - May 11, 2010
Debt securities : Bonds, Commercial Paper, Convertible Debentures, Convertible Notes, Debentures, Medium Term notes, Notes, Promissory Notes, Other
Equity securities : American Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple Voting Shares, Non-Voting Shares, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other
Third party derivatives : Equity Swap - Long Position, Equity Swap - Short Position, Exchange Traded Call Options, Exchange Traded Put Options, Forward Purchase, Forward Sale, Futures Contract - Long Position, Futures Contract - Short Position, OTC Calls (including Private Options to Purchase), OTC Puts (including Private Options to Sell), Other
Issuer derivatives : Options, Rights, Special Warrants, Subscription Rights, Warrants, Other

Insider name: Chase, Geoffrey Charles

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares													
1635225	2010-05-11	2010-05-13	Direct Ownership :	11 - Acquisition or disposition carried out privately	+54,000		121,500	121,500					
1635229	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	7.4900	116,500	116,500					
1635230	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,000	7.5000	113,500	113,500					
1635231	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,900	7.5100	110,600	110,600					
1635232	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	7.5200	109,100	109,100					
1635233	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,400	7.5300	106,700	106,700					
1635234	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,100	7.5400	102,600	102,600					
1635235	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-24,400	7.5500	78,200	78,200					
1635236	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,200	7.5600	73,000	73,000					

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1635237	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,700	7.5700	68,300	68,300					
1635239	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-700	7.5800	67,600	67,600					
1635240	2010-05-11	2010-05-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	7.5800	67,500	67,500					

Security designation: Options (Common Shares)

1635151	2010-05-11	2010-05-13	Direct Ownership :	51 - Exercise of options	-54,000	6.0300	123,900	123,900			Common Shares	-54,000	123,900